Mail Stop 4561

March 26, 2009

Ms. May Wu
Chief Financial Officer
Home Inns & Hotels Management Inc.
No. 124 Cao Bao Road, Xu Hui District
Shanghai, People's Republic of China, 200235

> **Re:** **Home Inns & Hotels Management Inc.**
> **Form 20-F for the year ended December 31, 2007**
> **File No. 1-33082**

Dear Ms. Wu:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief